Exhibit 99.1
CNinsure Reports Fourth Quarter and Fiscal Year 2009 Unaudited Financial Results
- Quarterly and Fiscal Year Net Revenues Exceed Prior Guidance -
- Quarterly Basic Net Income Per ADS up 114.4% to RMB2.055 (US$0.301) and
Fiscal Year Basic Net Income Per ADS up 56.9% to RMB6.594 (US$0.966) -
GUANGZHOU, March 2, 2010/Xinhua-PRNewswire/ — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.1
Financial Highlights :
Highlights for Fourth Quarter 2009
•
Total net revenues: RMB355.5 million (US$52.1 million), representing an increase of 26.3% from the corresponding period of 2008, which exceeded the previous guidance of approximately 26% growth from the corresponding period of 2008.

•	Income from operations: RMB110.2 million (US$16.1 million), representing an increase of 117.8% from the corresponding period of 2008.

•
Net income attributable to the Company’s shareholders: RMB93.8 million (US$13.7 million), representing an increase of 114. 4% from the corresponding period of 2008, and an increase of 27.8% from adjusted net income attributable to the Company’s shareholders excluding one-time share-based compensation expense (non-GAAP) for the corresponding period of 2008.

•
Basic and diluted net income per American Depositary Share (“ADS”): RMB2.055 (US$0.301) and RMB1.995 (US$0.292), respectively, representing an increase of 114.4% and 109.1%, respectively, from the corresponding period of 2008.

Highlights for Fiscal Year 2009
•	Total net revenues: RMB1,154.9 million (US$169.2 million), representing an increase of 36.8% from 2008, exceeding the previous guidance of approximately 36% growth from 2008.

•	Income from operations: RMB326.2 million (US$47.8 million), representing an increase of 55.5% from 2008.

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8259 to US$1.00, the effective noon buying rate as of December 31, 2009 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

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•
Net income attributable to the Company’s shareholders: RMB300.8 million (US$44.1 million), representing an increase of 56.9% from 2008, and an increase of 35.9% from adjusted net income attributable to the Company’s shareholders excluding the one-time share-based compensation expense (non-GAAP) in fiscal year 2008.

•	Basic and diluted net income per ADS: RMB6.594 (US$0.966) and RMB6.481 (US$0.950), respectively, representing an increase of 56.9% and 55.0%, respectively, from 2008.
“We are pleased to report continuing solid performance and net revenues in the fourth quarter of 2009 exceeding our previous guidance. This demonstrates our ability to execute on our strategy and deliver consistent results,” commenting on the fourth quarter and 2009 full year financial results, Mr. Yinan Hu, Chairman and CEO of CNinsure, stated. “We are also pleased to report the further refinement of our business mix, which resulted from increased efforts to develop our life distribution capability as well as the recent industry-wide life insurance product mix restructuring campaign strongly advocated by the China Insurance Regulatory Commission (“CIRC”).”
“Our leadership and values enabled us to further strengthen our partnership with insurers in 2009, making significant progress in achieving corporate-to-corporate arrangements not only within life insurance segments but also within the P&C insurance and claims adjusting segments, which translated into higher performance bonuses and strengthened margins as a whole.”
“While continuing to deliver near-term profitability, we took multiple actions during 2009 to further improve our competitiveness to ensure sustainable growth in the long term. These initiatives include:
(i)	diversifying our product and service offerings by introducing more customized insurance policies;

(ii)	extending our service offerings to consumer finance brokerage through acquisition; and

(iii)	rolling out our new operating platform company-wide.”

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Financial Results for the Fourth Quarter Ended December 31, 2009
Total net revenues for the fourth quarter ended December 31, 2009 were RMB355.5 million (US$52.1 million), representing an increase of 26.3% from RMB281.4 million for the corresponding period of 2008. The increase was primarily driven by the significant growth of the life insurance business, and the increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts entered into with life insurers at group levels.
Total operating costs and expenses were RMB245.3 million (US$35.9 million) for the fourth quarter of 2009, representing an increase of 6.2% from RMB230.9 million for the corresponding period of 2008, and an increase of 21.9% from adjusted operating costs and expenses of RMB201.2 million (non-GAAP) for the fourth quarter of 2008, which excluded a one-time charge of RMB29.6 million in share-based compensation expenses in the fourth quarter of 2008 that was associated with the surrender and cancellation of options to purchase an aggregate of 30,804,500 ordinary shares by various option holders.
Commissions and fees expenses were RMB177.2 million (US$26.0 million) for the fourth quarter of 2009, representing an increase of 21.5% from RMB145.9 million for the corresponding period of 2008. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses were RMB15.3 million (US$2.2 million) for the fourth quarter of 2009, representing an increase of 146.8% from RMB6.2 million for the corresponding period of 2008, primarily due to sales growth and the increase in expenses incurred by newly acquired entities.
General and administrative expenses were RMB52.8 million (US$7.7 million) for the fourth quarter of 2009, representing a decrease of 33.0% from RMB78.8 million for the corresponding period of 2008, and an increase of 7.5% from adjusted general and administrative expenses of RMB49.1 million (non-GAAP) for the fourth quarter of 2008, which excluded the aforementioned one-time share-based compensation expense. The increase was primarily due to the following factors:
(1) increases in depreciation of fixed assets as a result of the commencement of the operation of the upgraded IT system in affiliated entities in 2009; and
(2) increases in amortization of intangible assets as a result of the acquisitions that we made in 2008 and 2009;
As a result of the foregoing factors, income from operations was RMB110.2 million (US$16.1 million) for the fourth quarter of 2009, representing an increase of 117.8% from RMB50.6 million for the corresponding period of 2008, and an increase of 37.4% from adjusted income from operations of RMB80.2 million (non-GAAP) for the fourth quarter of 2008, which excluded the aforementioned one-time share-based compensation expense. Operating margin was 31.0% for the fourth quarter of 2009, compared to 18.0% for the corresponding period of 2008.

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Interest income for the fourth quarter of 2009 was RMB7.2 million (US$1.1 million), representing a decrease of 36.8% from RMB11.4 million for the corresponding period of 2008, primarily due to a decrease in bank deposit interest rates.
Income tax expense for the fourth quarter of 2009 was RMB28.3 million (US$4.2 million), representing an increase of 60.8% from RMB17.6 million for the corresponding period of 2008. The increase was primarily attributable to the increases of operating income and effective income tax rate in Shenzhen from 18% in 2008 to 20% in 2009. The effective income tax rate applicable to the Company was 24.1% for the fourth quarter of 2009, compared to 28.3% for the corresponding period of 2008.
Net income attributable to the Company’s shareholders was RMB93.8 million (US$13.7 million) for the fourth quarter of 2009, representing an increase of 114.4% from RMB43.7 million for the corresponding period of 2008, and an increase of 27.8% from adjusted net income attributable to the Company’s shareholders of RMB73.4 million (non-GAAP) for the corresponding period of 2008, which excluded the aforementioned share-based compensation expense.
Net margin was 26.4% for the fourth quarter of 2009 compared to 15.6% for the corresponding period of 2008.
Basic net income per ADS was RMB2.055 (US$0.301) for the fourth quarter of 2009, representing an increase of 114.4% from RMB0.959 for the corresponding period of 2008. Fully diluted net income per ADS was RMB1.995 (US$0.292) for the fourth quarter of 2009, representing an increase of 109.1% from RMB0.954 for the corresponding period of 2008.
As of December 31, 2009, the Company had RMB1,457.9 million (US$213.6 million) in cash and cash equivalents.
Financial Results for the Year Ended December 31, 2009
Total net revenues for fiscal year 2009 were RMB1,154.9 million (US$169.2 million), representing an increase of 36.8% from RMB844.0 million in fiscal year 2008.
The increase was primarily attributable to (1) enhanced sales and marketing efforts with the number of sales agents increasing by 33.9% year-over-year to 38,675 and claims adjusters increasing by 86.6% year-over-year to 1,556 in 2009 respectively; (2) newly acquired and established entities, including the subsidiaries under the Datong segment; and (3) the increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts entered into with life insurers at group levels.

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Total operating costs and expenses were RMB828.7 million (US$121.4 million) for fiscal year 2009, representing an increase of 30.7% from RMB634.2 million in fiscal year 2008, and an increase of 37.1% from adjusted operating costs and expenses of RMB604.5 million (non-GAAP) for the fourth quarter of 2008, which excluded the aforementioned one-time share-based compensation expense.
Commissions and fees expenses were RMB579.9 million (US$85.0 million) for fiscal year 2009, representing an increase of 32.8% from RMB436.8 million in fiscal year 2008. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses were RMB49.5 million (US$7.3 million) for fiscal year 2009, representing an increase of 186.1% from RMB17.3 million in fiscal year 2008. The increase was primarily due to the establishment of more new branches and subsidiaries under the Datong and Claims Adjusting segments and an increase in sales promotion expenses.
General and administrative expenses were RMB199.2 million (US$29.2 million) for fiscal year 2009, representing an increase of 10.7% from RMB180.0 million in fiscal year 2008, and an increase of 32.4% from adjusted general and administrative expenses of RMB150.4 million (non-GAAP) in fiscal year 2008, which excluded the aforementioned one-time share-based compensation expense. The increase was primarily due to the following factors:
(1) increases in depreciation of fixed assets as a result of the commencement of the operation of our upgraded IT system in affiliated entities in 2009;
(2) increases in headcount, primarily as result of the recruitment of more high-caliber senior managers, and higher base salaries for the managerial and administrative staff;
(3) increases in amortization of intangible assets as a result of the acquisitions we made in 2008 and 2009; and
(4) increases in office rental expenses and expenses incurred by newly acquired entities and the expansion of distribution and service network.
As a result of the foregoing factors, income from operations was RMB326.2 million (US$47.8 million) for fiscal year 2009, representing an increase of 55.5% from RMB209.8 million in fiscal year 2008, and an increase of 36.3% from adjusted income from operations of RMB239.4 million (non-GAAP) in fiscal year 2008, which excluded the aforementioned one-time charge of share-based compensation expense recognized in the fourth quarter of 2008. Operating margin was 28.2% for fiscal year 2009 as compared to 24.9% for fiscal year 2008.

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Interest income for fiscal year 2009 was RMB33.3 million (US$4.9 million), representing a decrease of 30.6% from RMB48.0 million in fiscal year 2008, primarily attributable to a decrease in bank deposit interest rates.
Income tax expense for fiscal year 2009 was RMB95.6 million (US$14.0 million), representing an increase of 53.2% from RMB62.4 million in fiscal year 2008. The increase was primarily attributable to the increase of operating income and the increase of effective income tax rate in Shenzhen from 18% in 2008 to 20% in 2009. The effective income tax rate applicable to the Company was 25.6% for fiscal year 2009, compared to 24.2% for fiscal year 2008.
Net income attributable to the Company’s shareholders was RMB300.8 million (US$44.1 million) for fiscal year 2009, representing an increase of 56.9% from RMB191.7 million in fiscal year 2008, and an increase of 35.9% from adjusted net income attributable to the Company’s shareholders of RMB221.4 million (non-GAAP) in fiscal year 2008, which excluded the aforementioned one-time charge of share-based compensation expense recognized in the fourth quarter of 2008.
Net margin was 26.1% for fiscal year 2009, compared to 22.7% in fiscal year 2008.
Basic net income per ADS was RMB6.594 (US$0.966) for fiscal year 2009, representing an increase of 56.9% from RMB4.202 in fiscal year 2008. Fully diluted net income per ADS was RMB6.481 (US$0.938) for fiscal year 2009, representing an increase of 55.0% from RMB4.180 in fiscal year 2008.
Recent developments:
•
On February 23, 2010 and November 26, 2009, CNinsure signed strategic partnership agreements with Sunshine Property and Casualty (“P&C”) Insurance Co., Ltd. and China Pacific Property Insurance Co., Ltd, respectively, for collaboration in product distribution, development and exclusive distribution of customized products as well as provision of claims adjusting services. CNinsure has so far entered into strategic partnerships with four P&C insurers in total.

•
On February 08, 2010, the Company’s board of directors approved the grant of options to purchase an aggregate of 48,000,000 ordinary shares of the Company to various directors, officers and employees under the Company’s amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.840 per ordinary share, equal to the closing price of the Company’s ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options granted to senior management and key employees will be vested according to their Key Performance Indicator (KPI) results for the fiscal year of 2010. The options will vest over a four-year period starting from March 31, 2011.

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•
As of December 31, 2009, CNinsure’s distribution and service network consisted of 47 insurance agencies, four insurance brokerages and four claims adjusting firms with 501 sales and services outlets operating in 22 provinces, compared to 40 insurance agencies, five insurance brokerages and three claims adjusting firms with 352 sales and service outlets operating in 17 provinces as of December 31, 2008. CNinsure had 38,675 sales agents and 1,556 claims adjustors as of December 31, 2009, compared to 28,886 sales agents and 834 claims adjustors as of December 31, 2008.

•
Net revenues from commissions and fees derived from the “P&C” Insurance, Life Insurance and Claims Adjusting businesses for the fiscal year 2009 each contributed 67.8%, 20.0% and 12.2% of its total net revenues, respectively, in 2009, compared to 75.0%, 14.4% and 10.6%, respectively, in 2008.

•
On December 31, 2009, CNinsure announced the acquisition of an additional 41% equity interest in Hebei Fanlian Insurance Agency Co., Ltd., increasing its stake from 10% to 51%. The transaction has been completed in January 2010.

•
On December 30, 2009, Datong Insurance Sales & Service Company Limited, a wholly-owned subsidiary of Beijing Fanhua Datong Investment and Management Co., Ltd (“Datong”), which is 55% owned by CNinsure, was granted the first nationwide insurance agency operating license by the CIRC. The license will enable Datong and its branches to operate insurance distribution business nationally without additional licensing requirements.

•
According to the Insurance Intermediary Market Development Report published by the CIRC, based on revenues for fiscal year 2009, CNinsure had eight affiliated insurance agencies and three affiliated claims adjusting firms among China’s top 20 of their respective categories, each accounting for 11.53% and 13.18% of the total revenues of all insurance agencies and claims adjusting firms, respectively, in China.

•
CNinsure was selected by Forbes China as one of the most promising up and comers in 2010, ranking 14th among the top 200 SMEs with greatest growth potentials. Rankings are based on revenue growth, net income growth, ROTA, ROE and operating margins of the candidates for the previous three years.

•
Mr. Yinan Hu , CNinsure’s Chairman and Chief Executive Officer, and Mr. Yongwei Ma, CNinsure’s independent director, former Chairman of the CIRC, were named among “the 60 Greatest Insurance leaders in 60 Years of New China’s History” by the China Insurance News, in recognition of their outstanding contributions to the growth of the insurance industry in China

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Conference Call

The Company will host a conference call to discuss the fourth quarter 2009 results at
Time:	or	8:00 pm Eastern Standard Time on March 2, 2010 9:00 am Beijing/Hong Kong Time on March 3, 2010

The dial-in numbers:
United States:	+1-877-538-6619
United Kingdom:	0808-234-6305
Canada:	+1-866-8691-825
Singapore:	800-852-3576
Taiwan:	0080-185-6004
Hong Kong & Other Areas:	+852-3005-2050
China (Mainland):	400-681-6949
Password: 618842#
A replay of the call will be available for 30 days as follows:
+852-3005-2020	(Hong Kong & other areas)
PIN number: 147257#
Additionally, a live and archived web cast of this call will be available at:
http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

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About Non-GAAP Financial Measures
To supplement CNinsure’s consolidated financial results presented in accordance with GAAP, CNinsure uses in this release the following non-GAAP financial measures: adjusted total operating costs and expenses, adjusted general and administrative expenses, adjusted net income from operations and adjusted net income attributable the Company’s shareholders, which exclude the one-time charge of RMB 29.6 million recognized as share-based compensation expenses in the fourth quarter of 2008, as a result of the surrender and cancellation of options to purchase an aggregate of 30,804,500 ordinary shares by various option holders in December 2008. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.
CNinsure believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using adjusted operating costs and expenses, adjusted general and administrative expenses, adjusted operating income and adjusted net income is that these non-GAAP measures exclude the one-time share-based compensation charge that was a significant expense in the fourth quarter of 2008. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2008[2] (As Adjusted)	2009	2009
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,510,432	1,457,890	213,582
Restricted cash	4,200	1,957	287
Accounts receivable, net	90,452	181,360	26,569
Insurance premium receivables	21	230	34
Other receivables	57,151	52,108	7,634
Deferred tax assets	1,808	2,602	381
Amounts due from related parties	207,595	25,337	3,712
Other current assets	5,224	6,015	881

Total current assets	1,876,883	1,727,499	253,080

Non-current assets:
Property, plant, and equipment, net	72,538	108,318	15,869
Goodwill	37,888	535,911	78,511
Intangible assets	53,518	81,485	11,938
Deferred tax assets	4,836	3,801	557
Investment in affiliates	427	86,701	12,701
Other non-current assets	425	2,250	330

Total assets	2,046,515	2,545,965	372,986

[2]
Effective from January 1, 2009, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification 810 (“ASC 810”) Non-controlling Interests, (formerly FASB Statement (“SFAS”) No. 160, Non-controlling Interests in Consolidated Financial Statements). As a result, the presentation and disclosure requirements had applied retrospectively for all periods presented, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the consolidated balance sheets. The balance sheet data as of December 31, 2008 was extracted from the Form 20-F for the year ended December 31, 2008, as adjusted to give the effect of the adoption of ASC 810.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2008[2] (As Adjusted)	2009	2009
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	59,867	72,716	10,653
Insurance premium payables	4,200	1,957	287
Other payables and accrued expenses	73,712	182,139	26,684
Accrued payroll	15,336	24,152	3,538
Income tax payable	26,140	37,410	5,480
Amounts due to related parties	10,967	19,274	2,824

Total current liabilities	190,222	337,648	49,466

Non-current liabilities:
Other tax liabilities	1,871	2,537	372
Deferred tax liabilities	8,351	19,075	2,794

Total liabilities	200,444	359,260	52,632

Common stock	7,036	7,036	1,031
Additional paid-in capital	1,666,723	1,604,774	235,101
Statutory reserves	71,237	103,877	15,218
Retained earnings	80,462	348,663	51,079
Accumulated other comprehensive loss	(73,810)	(72,542)	(10,628)

Total CNinsure Inc. shareholders’ equity	1,751,648	1,991,808	291,801

Noncontrolling interests[2]	94,423	194,897	28,553

Total shareholders’ equity	1,846,071	2,186,705	320,354

Total liabilities and shareholders’ equity	2,046,515	2,545,965	372,986

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share and per ADS data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2008[3]			2008[3]
	(As Adjusted)	2009	2009	(As Adjusted)	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	281,266	355,217	52,040	843,107	1,154,090	169,075
Other service fees	155	278	40	855	761	112

Total net revenues	281,421	355,495	52,080	843,962	1,154,851	169,187

Operating costs and expenses:
Commissions and fees	(145,861)	(177,180)	(25,957)	(436,803)	(579,911)	(84,957)
Selling expenses	(6,222)	(15,342)	(2,248)	(17,328)	(49,498)	(7,252)
General and administrative expenses	(78,768)	(52,809)	(7,736)	(180,031)	(199,246)	(29,190)

Total operating costs and expenses	(230,851)	(245,331)	(35,941)	(634,162)	(828,655)	(121,399)

Net income from operations	50,570	110,164	16,139	209,800	326,196	47,788
Other income, net:
Gain on disposal of a subsidiary	525	—	—	525	—	—
Investment income	—	—	—	—	18,905	2,770
Interest income	11,414	7,195	1,054	47,967	33,299	4,878
Interest expense	(29)	—	—	(95)	(4)	(1)
Others, net	(155)	371	54	(28)	1,408	206
Changes in fair value of contingent consideration payables	—	—	—	—	(5,946)	(871)

Net income before income taxes	62,325	117,730	17,247	258,169	373,858	54,770
Income tax expense	(17,648)	(28,328)	(4,150)	(62,438)	(95,618)	(14,008)
Share of income of affiliated companies	135	811	119	135	774	114

Net income	44,812	90,213	13,216	195,866	279,014	40,876

[3]	Amounts were extracted from the current report on Form 6-K filed on February 25, 2009, as adjusted to give the effect of the adoption of ASC 810, Non-controlling Interests, (formerly SFAS No. 160).

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations-(Continued)
(In thousands, except for shares and per share and per ADS data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2008[3]			2008[3]
	(As Adjusted)	2009	2009	(As Adjusted)	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
Less: Net income (loss) attributable to the noncontrolling interests	1,076	(3,561)	(522)	4,129	(21,827)	(3,197)
Net income attributable to the Company’s shareholders	43,736	93,774	13,738	191,737	300,841	44,073

Net income per share:
Basic	0.048	0.103	0.015	0.210	0.330	0.048
Diluted	0.048	0.100	0.015	0.209	0.324	0.047

Net income per ADS:
Basic	0.959	2.055	0.301	4.202	6.594	0.966
Diluted	0.954	1.995	0.292	4.180	6.481	0.950

Shares used in calculating net income per share and ADS:
Basic	912,497,726	912,497,726	912,497,726	912,497,726	912,497,726	912,497,726
Diluted	916,705,322	940,308,935	940,308,935	917,335,390	928,312,312	928,312,312

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CNINSURE INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(In RMB in thousands)

	For The Three Months Ended			For The Three Months Ended
	December 31, 2008			December 31, 2009
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
Total operating cost and expenses	230,851	(29,634)	201,217	245,331	—	245,331
General and administrative expenses	78,768	(29,634)	49,134	52,809	—	52,809
Net income from operation	50,570	29,634	80,204	110,164	—	110,164
Net income attributable to the Company’s shareholders	43,736	29,634	73,370	93,774	—	93,774

	For The Twelve Months Ended			For The Twelve Months Ended
	December 31, 2008			December 31, 2009
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
Total operating cost and expenses	634,162	(29,634)	604,528	828,655	—	828,655
General and administrative expenses	180,031	(29,634)	150,397	199,246	—	199,246
Net income from operation	209,800	29,634	239,434	326,196	—	326,196
Net income attributable to the Company’s shareholders	191,737	29,634	221,371	300,841	—	300,841

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For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net
Source: CNinsure Inc.

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